EXHIBIT 4

TRANSCRIPT OF BLOOMBERG TV INTERVIEW (November 4, 2013)

Erik Schatzker (Bloomberg TV Anchor): What could bring the producer of American Idol, the ex-CEO of Sony Music and the former chief of the Home Shopping Network together? That would be activist investor, Greg Taxin, President of the Clinton Group. He’s taking on the ValueVision Media, asking shareholders to dump most of the current board and appoint his nominees as Directors. Greg’s back on Market Makers this morning. Greg what’s wrong with ValueVision?

Greg Taxin: Well ValueVision is very much a third place market share player in what really is a two horse dominant race between QVC and HSN. And yet ValueVision has all the distribution into homes that HSN and QVC has. They have every entitlement and right to be incredibly successful and to generate revenue and profit for shareholders. They just haven’t done it.

Stephanie Ruhle (Bloomberg TV Anchor): Then what?

Greg Taxin: So. . ..

Stephanie Ruhle (Bloomberg TV Anchor): Then what’s wrong with current board members and who do you have that you think can fix this?

Greg Taxin: Well, you know, nothing personal against the current board members. They’ve tried hard, I’m sure they’re dedicated to the effort. We don’t think they’ve got all the experience and, and, and skill sets necessary to, to really exploit the asset that you’ve got at ValueVision. So we’ve recruited a group of people have not only home shopping experience -- executive positions as President and CEO and CFO of the major home shopping networks, SVP of Marketing of, of QVC – but also some really iconic media and entertainment leaders who we think can make shopping retail theater and, and make it fun and interesting again, socially connected and, and modern.

Erik Schatzker (Bloomberg TV Anchor): Greg you really mean it though when you say not personal, because in the statement that you put out this morning, you say that (uh), you know, profit generated in those six months for shareholders is the equivalent to just one quarter of the compensation paid to directors last year; the Company should be run for shareholders, not Directors. That sounds kind of personal to me.

Stephanie Ruhle (Bloomberg TV Anchor): Personal (Hahaha)

Greg Taxin: (Haha) well we don’t think it. I, I don’t think of it as personal in a sense that, that.

Erik Schatzker (Bloomberg TV Anchor): Well yes it is – “you guys are overpaying yourselves” – that’s what you’re saying.

Greg Taxin: Well, we, we do think that compensation has been high. We also think it has been (um) way too much weighted toward cash -- some of those directors got 94% of their pay last year in cash. We’d like to see them aligned with shareholders by getting it in stock.

Stephanie Ruhle (Bloomberg TV Anchor): Okay just walk us through that. Because if, if you are getting paid in cash, that’s great, you can walk away and do anything with the money. You don’t have vested stake in the company. Is that right?

Greg Taxin: That’s part of our concern. In fact, some of those Directors that got paid so much in cash don’t own very much stock. So, if the stock were to decline by say, 20%, which should be a horrific day for our...

Stephanie Ruhle (Bloomberg TV Anchor): What do they care?

Greg Taxin: …for our fund, you know they make it up in six weeks in, in cash compensation.

Stephanie Ruhle (Bloomberg TV Anchor): Alright, has ValueVision responded to you?

Greg Taxin: Well you know we’ve been trying to have a constructive dialog with ValueVision over that last couple of months. We sat down with some directors, we’ve, we’ve sort of laid out our case and our, our arguments. And, and, and what we believe the company could do. (um) They haven’t yet responded, (uh) certainly in a constructive way. They told us they back their CEO and believe he’s the right man for the job. We think shareholders should, you know, have a say in that and (uh) and decide: Who’s the best board and who’s the best CEO?

Erik Schatzker (Bloomberg TV Anchor): So the ValueVision directors currently make hundreds of thousands of dollars a year?

Greg Taxin: Some of them as much as, as $320,000 a year.

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Erik Schatzker (Bloomberg TV Anchor): How much is? How much would you?

Stephanie Ruhle (Bloomberg TV Anchor): For how much they would commit?

Erik Schatzker (Bloomberg TV Anchor): How much? I’m just curious to know. How much would, how much would you pay your nominees?

Greg Taxin: Well, I mean it’s not really up to us. The boards…

Erik Schatzker (Bloomberg TV Anchor): No, but what, what should they get?

Greg Taxin: We, we, by the way, being on a board is a great job. The only job in world that I think where you set your own pay. But I, I would expect that (um) our Directors would, would (uh) you know heed more to the average pay that (uh) Directors of companies these size earn which is about $120,000 a year. But it’s really up to them. I’m more concerned frankly that they be aligned with shareholders and focused on creating shareholder value. And I can tell you that none of the people on our slate of Directors are doing this for a job or for the money. They’re all very well-heeled and successful.

Erik Schatzker (Bloomberg TV Anchor): And no side.

Stephanie Ruhle (Bloomberg TV Anchor): But come on, then why would they be?

Erik Schatzker (Bloomberg TV Anchor): No side deals here, right?

Greg Taxin: No side deals. They’re in this because they want to create the next generation, ecommerce player using this unique distribution on TV together with e-commerce.

Stephanie Ruhle (Bloomberg TV Anchor): Hold on, though. Of course it’s for the money. Like, like just when you say they’re not in it for the money, I mean they are in it for the money, but they’re not in it to get paid cash today.

Greg Taxin: Right, I, they’re in it to create value for shareholders. They themselves will be shareholders. I think they’re in it for reputation and the ability to create something new and different which will inure to their benefit surely (uh) in their careers overtime. But they’re not in it for the, the cash pay in the way that I fear, some of the current Directors have been earning.

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Erik Schatzker (Bloomberg TV Anchor): Let’s talk about the money then. ValueVision currently has a market cap of about two hundred and sixty billion dollars. (uh)

Greg Taxin: Two hundred sixty million dollars.

Erik Schatzker (Bloomberg TV Anchor): Excuse me, million. And it has an annual; It’s on a run way for about six hundred million dollars a year in revenue. Right?

Greg Taxin: That’s right.

Erik Schatzker (Bloomberg TV Anchor): So if it traded closer to where QVC trades on a multiple basis, what should it be worth?

Greg Taxin: Well look we, we think the business can be dramatically improved. Remember it’s, it’s not generating any profit. Since this CEO got (uh) to, to ValueVision they’ve had one quarter of profitability. So if you can get this business growing again and with profit again it’s market cap of two hundred and sixty five million pales in comparison to HSN which has a three billion dollar market cap or QVC, which you know depending on how you sort of slice the, slice that onion a little bit, is nine billion dollars. So there’s a lots of room for growth in the stock price if you can get the business back to making money and growing again, which this management team or board had failed to do.

Stephanie Ruhle (Bloomberg TV Anchor): How, how hard will it be though to turn it around? Like compare the problems this company has to other activist investments you made. How broken are they?

Greg Taxin: Well, I don’t actually think this business is all that broken frankly. This is a business that’s doing okay. It’s stabilized. It, it at one point was in very difficult shape. I think now it’s stabilized. It’s breaking even and it made money, you know, two quarters ago, lost money this quarter. But this isn’t sort of a desperate situation. What we think interesting about the opportunity is: it’s got a very unique asset that can be exploited in a totally different way. I mean imagine being in an 87 – imagine -- being in an 87 million homes, every day, and not really using that to great profit. We think the combination of people we put together, the media and entertainment types.

Stephanie Ruhle (Bloomberg TV Anchor): There are a lot of junky clothes you could sell.

Greg Taxin: (Hehehe)

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Erik Schatzker (Bloomberg TV Anchor): You pointed out though that, that ValueVision is a distant third behind QVC and HSN.

Greg Taxin: Right.

Erik Schatzker (Bloomberg TV Anchor): So, how much upside is there potentially? You’d think that could be valued on the same basis as say, HSN, or is it going to be a distant third regardless?

Greg Taxin: I don’t think it’s a distant third regardless. I think the current team is pretty satisfied being a distant third with declining market share. We’re not satisfied with that. We think this can be as big as, or better than, HSN and QVC. It can be different, is really the most important thing. Rather than just being, you know, yet another also-ran shopping network that looks roughly like it looked it 1995. This can be, instead, retail, entertainment and theater much more engaging – imagine, sort of, game show combined with, you know, shopping and, and live events and celebrities.

Stephanie Ruhle (Bloomberg TV Anchor): Why would you wanna be Sprint of home shopping when you could be the AT & T?

Greg Taxin: That’s exactly it! That’s exactly.

Stephanie Ruhle (Bloomberg TV Anchor): There you go.

Greg Taxin: But it takes the right people and the right business plan and frankly the ambition and the vision and we think that comes with great board members. It doesn’t come with board members who are, sort of, earning cash pay and, and seemingly happy to be third.

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BLOOMBERG ARTICLE (October 30, 2013)

ValueVision CEO Targeted by Activist Investor Clinton Group

By Beth Jinks - Oct 30, 2013

Activist shareholder Clinton Group Inc. is targeting television and Internet home shopping company ValueVision Media Inc. (VVTV) with a campaign to replace its chief executive officer and appoint board members.

Clinton Group’s funds own more than 5 percent of ValueVision, which operates the ShopNBC network and ShopHQ, according to a letter to the company’s Chairman Randy Ronning. A copy of the letter, which was written by the New York-based investor’s President Greg Taxin and dated today, was filed with the Securities and Exchange Commission.

ValueVision CEO Keith Stewart has missed targets and the company is underperforming competitors, according to the letter. Clinton Group offered to invest at least another $25 million at “a substantial premium to the stock price” if Stewart is replaced and new board members are appointed. The fund manager isn’t seeking a board seat, though the letter refers to unnamed candidates the fund will recommend.

Taxin referred to meetings and phone calls he held with Ronning and company director Sean Orr in the letter.

ValueVision defended the turnaround under Stewart’s leadership in a statement today, and said it had been in discussions with Clinton since early September. Jefferies Group LLC is serving as financial adviser to ValueVision, while Simpson Thacher & Bartlett LLP and Barnes & Thornburg LLP are providing legal counsel.

Evaluating Options

“We will take the time necessary to thoroughly evaluate the Clinton letter while continuing to focus on the successful execution of ValueVision’s business plan to enhance our operating and financial performance,” ValueVision said in the statement.

ValueVision fell 5 percent to $5.15 in New York today, giving the company a market value of $255 million. The shares have almost tripled this year, compared with a more than 3 percent decline for larger competitor HSN Inc. (HSNI), and a nearly 38 percent gain for Liberty Interactive Corp., owner of QVC Inc.

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Eden Prairie, Minnesota-based ValueVision, which sells jewelry, clothing, home appliances and other products direct to consumers via television programming, is worth about one-tenth of HSN, despite similar cable and satellite distribution, Taxin says in the letter.

‘Bad Shape’

“The company was in bad shape when Mr. Stewart arrived and he rightly gets credit for keeping ValueVision afloat,” Taxin wrote. “But he has not hit his own targets, optimized the operations or maximized the returns to shareholders. And now, he has no discernible strategy to lift the Company from its distant, third-place (and shrinking) market position.”

The company’s shares are up nearly 1,700 percent since Stewart was named CEO in January 2009. Still, sales of $587 million for the year ending in February, are down from a high of $782 million in 2008, the last year that the company reported an annual net profit, data compiled by Bloomberg show.

Activist funds generally acquire equity stakes in companies and try to force corporate management and directors to make changes that boost share prices and investor returns. Clinton Group has recently sought changes at weight-loss companies Nutrisystem Inc. (NTRI) and Vivus Inc. (VVUS), and XenoPort Inc. (XNPT), the maker of the drug Horizant to treat restless-legs syndrome.

To contact the reporter on this story: Beth Jinks in New York at bjinks1@bloomberg.net

To contact the editor responsible for this story: Jeffrey McCracken at jmccracken3@bloomberg.net

®2014 BLOOMBERG L.P. ALL RIGHTS RESERVED.

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